# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Northpointe Bancshares, Inc., CIK 0001336706
CUSIP: 66661N886
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3333 Deposit Drive NE, Grand Rapids, Michigan (MI), 49546
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-048662
Filed by CIK 0002056612

## Reporting persons
- Second Rewritten Trust Indenture of John S Simoni: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,064,142; sole dispositive power 0; shared dispositive power 3,064,142; aggregate amount beneficially owned 3,064,142 (8.9% of the class)
- John S. Simoni: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,064,142; sole dispositive power 0; shared dispositive power 3,064,142; aggregate amount beneficially owned 3,064,142 (8.9% of the class)

## Item 1. Issuer
Name of issuer: Northpointe Bancshares, Inc.
Address of issuer's principal executive offices: 3333 Deposit Drive Northeast, Grand Rapids, MI 49546

## Item 2. Person Filing
Name of person filing:
(1) Second Rewritten Trust Indenture of John S Simoni *
(2) John S. Simoni

* John S. Simoni is the trustee of the Second Rewritten Trust Indenture of the John S Simoni Living Trust (the "Simoni Trust") and holds voting and investment power with respect to the shares held by the Simoni Trust.
Address of principal business office or, if none, residence:
(1) 500 SE 5th Ave #1002 S., Boca Raton, FL 33432
(2) 500 SE 5th Ave #1002 S., Boca Raton, FL 33432
Citizenship:
(1) United States
(2) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) 3,064,142
(2) 3,064,142
Percent of class:
(1) 8.9%
(2) 8.9%
Sole power to vote or to direct the vote:
(1) 0
(2) 0
Shared power to vote or to direct the vote:
(1) 3,064,142
(2) 3,064,142
Sole power to dispose or to direct the disposition:
(1) 0
(2) 0
Shared power to dispose or to direct the disposition:
(1) 3,064,142
(2) 3,064,142

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Second Rewritten Trust Indenture of John S Simoni: /s/ John S. Simoni, Trustee (07/13/2026)
- John S. Simoni: /s/ John S. Simoni, John S. Simoni (07/13/2026)
Comment: Exhibit 1 - Joint Filing Agreement dated May 14, 2025 is incorporated herein by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on May 14, 2025.